UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-41505

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Melvin Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 North Clark Street, Suite 3300
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Rorke	(847) 217-5565	Alex.Rorke@MelvinSecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Robert Cooper & Company CPA PC
(Name – if individual, state last, first, and middle name)

141 W. Jackson Blvd # 1460	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3505
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Bryant, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Melvin Securities, LLC, as of December 31, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

Isabel Boltz
Commission Expires
Notary Public
04/09/2024
State of Alabama at Large

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Melvin Securities, LLC

(An Illinois Limited Liability Company)

Financial Statements and

Independent Accountant Report

December 31, 2021

Melvin Securities, LLC

(An Illinois Limited Liability Company)

Index

December 31, 2021

Page

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 300A
Chicago, Illinois 60604
312-322-2238
Facsimile 312-275-7412
rwcoopercpa@robertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Melvin Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Melvin Securities, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Melvin Securities, LLC's management. Our responsibility is to express an opinion on Melvin Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Melvin Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental information on pates 11-12, in the report have been subjected to audit procedures performed in conjunction with the audit of Melvin Securities, LLC's financial statements.

- The supplement information Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

The supplemental information is the responsibility of Melvin Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 11-12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC

We have served as Melvin Securities, LLC's auditor since 2016.

Chicago, Illinois 60604

February 26, 2022

MELVIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021

ASSETS

Current Assets:		
Cash and cash equivalents	$	353,344
Short Term Investment		150,000
Accounts Receivable		27,566
Other current assets		269,313
Total current assets		800,223
Noncurrent Assets:		
Equipment	$	201
Website		1,167
Other noncurrent assets		1,200
Total noncurrent assets		2,568
Total assets	$	802,791

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:		
Trade payables	$	32,896
Other accrued expenses		27,094
Total current Liabilities		59,990
Long Term Liabilities:		
SBA EIDL Loan		149,900
Accrued Interest Payable		4,216
Total long-term liabilities		154,116
Members' Capital		588,685
Total liabilities and members' capital	$	802,791

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

Underwriting fees	303,316	
Total revenue		$ 303,316
Employee compensation and related benefits	125,820	
Occupancy	15,438	
Professional fees	78,132	
Amortization Expense	1,000	
Depreciation expense	402	
Interest expense	4,216	
Other	74,235	
Total expenses		299,243
Net operating income (loss)		$ 4,073
Other Income:		
Interest Income	85	
SBA Forgiveness of Debt	100,965	
Other Income	983	
Total other income	102,033	
Net operating income (loss)		$ 106,106

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Balance, beginning of year	$	295,179
Members' contributions		217,400
Members' distributions		(30,000)
Net income (loss)		106,106
Balance, end of year	$	588,685

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM (TO) OPERATING ACTIVITIES	
Net income	$106,106
Items not effecting cash flow to reconcile cash depreciation	1,402
Changes in assets and liabilities:	
Decrease (Increase) in assets	
Increase in Other receivables	(27,126)
Increase in other assets	(29,602)
Increase (decrease) in liabilities	
Increase in accounts payable	19,417
Increase in accrued interest payable	4,216
Net Cash used in operating activities	74,413
Cash Flows From Investing Activities:	
Purchase of Certificate of Deposit	(150,000)
Net Cash used in investing activities	(150,000)
Cash Flows From Financing Activities	
Proceeds from capital contributions	217,400
Payments of debt borrowings	(100,965)
Proceeds from debt borrowings	193,150
Payments for capital withdrawals	(30,000)
Net Cash provided by financing activities	279,585
Net change in cash and cash equivalents	203,998
Cash at December 31, 2020	149,346
Cash at December 31, 2021	$353,344
SUPPLEMENTAL INFORMATION	
No income taxes were paid in 2021	-
Loan Forgiveness in 2021 was	100,965
Interest expense	4,216

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 ORGANIZATION

Nature of Business

Melvin Securities, LLC (the Company) is an Illinois Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and with Financial Industry Regulatory Authority (FINRA), conducting business as an institutional broker. The Company's primary focus is to participate in securities underwritings. Commissions are earned when the Company acts as a participating underwriter for the sale of securities. The securities transactions are carried and cleared by the managing underwriter. On January 14, 2021, the Company restated their operating agreement to allow additional members to the Company with the authorization to establish an unlimited number of classes of membership interests. Class A, B and C membership interests have been issued. Class A interests are voting membership interests and Class B and C are non-voting membership interests.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Melvin Securities, LLC in preparing the accompanying financial statements is set forth below.

Accounting Policies In October 2017, the FASB issued Accounting Standards Update No. 2017-13, Revenue Recognition (Topic 615), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840) and Leases (Topic 842): The accounting for a broker-dealer's proprietary trading operations and lending activities (including securities lending and repurchase arrangements) will not be in the scope of the new standard. Recognition of interest and dividend income and expense from financial instruments owned or sold short, interest (rebate) from securities lending, repurchase agreements and similar arrangements also will be outside of the scope of the standard. Recognition of realized and unrealized gains and losses on the transfer of derecognition of financial instruments will continue to be within the scope of Accounting Standards Codification (ASC) 860.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offering in which the Company acts as a participating underwriter.

Revenue is recognized on the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at this point.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Underwriting costs and fees, if any, are recognized in expense at this time the related revenues are recorded.

Cash Equivalents Cash and cash equivalents include highly liquid instruments with original maturities of three months or less.

Short-Term Investments Short-Term Investments consist of an interest bearing certificate of deposit at the rate of .10% maturing within one year.

Equipment Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with a half year convention in the year of acquisition. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Income Taxes A Limited Liability Company does not pay federal income taxes. The Company is treated for federal and state income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata shore of the profits and losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASC ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2021.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

NOTE 3 RELATED PARTIES

Melvin & Company LLC owns 91.5% of the Class A voting membership interests of the Company. During the year ending December 31, 2021, the Company made $30,000 in distributions of capital to Melvin & Company, LLC.

During the year the following related party transactions took place with Melvin & Company:

Loan Receivables	$ 251,132

The intercompany receivables have been recorded in other assets. All transactions have been recorded at arm's length. The ongoing, unsecured, and non-interest-bearing receivable is an obligation of the parent company.

Christopher Melvin, Jr. owns the majority of Melvin & Company. Additional related entities include Chicago River Capital LLC; CRC Holdings; Melvin LLC and Mansfield Willis LLC through ownership by Christopher Melvin, Jr. No transactions took place during the year with these companies.

NOTE 4 EMPLOYEE BENEFITS

On January 1, 2015, the Company has adopted a 401(K) Plan that covers all employees who have attained one-year of service and are at least twenty-one years of age. Employees may contribute up to $19,500 per annum. For the year ended December 31, 2021, the Company made no matching contributions.

The Company also has a profit-sharing plan that allows a maximum of 25% of each employee's compensation to be added to the 401K account. For the year ended December 31, 2021, the Company had no profit-sharing expense.

All full-time salaried employees have the option to obtain health insurance through an employer sponsored plan. The company currently pays 50% of a full-time employee's family plan expense.

NOTE 5 SMALL BUSINESS ADMINISTRATION PAYROLL PROTECTION LOAN

On February 24, 2021, Melvin Securities, LLC was granted a second draw loan from the Small Business Administration in the amount of $43,250, pursuant to the Paycheck Protection Program under Division A, Title 1 of the CARES Act, which was enacted March 27, 2021. The company used the entire loan amount for qualifying expenses. On January 25, 2021, the First Draw payroll Protection Loan was forgiven. On October 26, 2021, the Second Draw payroll Protection Loan was forgiven.

NOTE 6 SMALL BUSINESS ADMINISTRATION ECONOMIC INJURY DISASTER LOAN

On March, 26, 2021, the Company was granted an Economic Injury Disaster Loan from the Small Business Administration in the amount of $150,000. Interest on the loan will accrue at 3.75% per annum on the funds actually advanced. Monthly payments will begin twelve months from the date of the loan and will first be applied to interest with the balance of the payment applied to principal. The balance of principal and interest will be payable thirty-years from the date of the loan. The loan is collateralized by a security interest in all tangible and intangible property of the Company.

NOTE 7 COMMITMENTS, CONTINGENCIES & INDEMNIFICATIONS

The Company leases space on a month-to-month basis at 20 N. Clark Street with no minimum annual rentals. The total occupancy rental expense included in the statement of operations for the year ended December 31, 2021 was $15,438 of which all was related to the month-to-month lease.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The

Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from their customer account activity. The Company believes that it is unlikely it will have to make any material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK

The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

NOTE 9 GOING CONCERN OPERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Management continues to evaluate its operations in an effort to reduce operating costs. In addition, management has indicated their intention to increase the Company's net capital above the minimum required level through capital contributions and retention of future profits within the Company. There can be no assurance that management's plans, as described above, will be realized.

NOTE 10 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2021, the Company had net capital of $288,488 which was in excess of its required net capital of $100,000. The Company's net capital ratio was 2.88 to 1.

NOTE 11 COVID-19

The COVID-19 outbreak severely impacted all aspects of the American lives in 2020 and 2021. Many municipal financings anticipated in during this period have been cancelled and delayed. Management obtained Small Business Association Payroll Protection Loans to cover payroll costs during 2020 and 2021 as well as continued to make capital contributions to the company. Management also obtained an EIDL Loan from the Small Business Association during 2021. Management has determined that the actions that it has taken are sufficient to mitigate the uncertainty and has therefore prepared the financial reporting on a going concern basis.

NOTE 12 SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 25, 2021, the issued date of the financials and determined that there were no such events requiring recognition, adjustment or disclosure in the financial statements.

MELVIN SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2021

Total members' capital	$ 588,685
Additions: Subordinated borrowings, allowable	-
Total members' capital and allowable subordinated borrowing	588,685
Deductions and/or charges:	
Non-Allowable Assets	299,447
Haircut on Securities	750
Non-Allowable Liabilities	0
Net capital	288,488
Minimum net capital requirement	100,000
Excess net capital	$188,488
Aggregate indebtedness:	
Accounts payable and accrued expenses, and Payroll Protection Loan	$214,106
Total aggregate indebtedness	$214,106
Ratio of aggregate indebtedness to net capital	74.22%

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by Melvin Securities LLC as of December 31, 2021.

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2021

RESERVE COMPUTATION
(see note below)

MELVIN SECURITIES, LLC
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2021
(see note below)

Melvin Securities, LLC claims an exemption pursuant to Rule 15c3-3 subparagraph 15c3(k) and the firm as a non-covered firm pursuant to Footnote 74 and is allowed to file an exemption report and therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule have been provided. The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer pursuant to Rule 71a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The accompanying notes are an integral part of these financial statements.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 300A
Chicago, Illinois 60604
312-322-2238
Facsimile 312-275-7412

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Melvin Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Melvin Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Melvin Securities, LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(i)and (2) Melvin Securities, LLC stated that Melvin Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to its business activities exclusively to proprietary trading; In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Melvin Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Melvin Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Robert Cooper & Company CPA PC

February 26, 2022

Chicago, Illinois 60604

Melvin Securities, LLC
20 N. Clark Street
Suite 3300
Chicago, IL 60602

EXEMPTION REPORT
For the Year Ending December 31, 2021

February 26, 2022

Securities & Exchange Commission 100
F Street, NW
Washington, DC 20549

Melvin Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Nicholas Bryant, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Nicholas Bryant
Chief Executive Officer
Melvin Securities, LLC

2-28-2022
Date

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF

THE PERIOD ENDING DECEMBER 31, 2021

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Nicholas Bryant
Chief Executive Officer